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                                                Expired December 31, 1997
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.2)*


                            METROGOLF, INC. ("MGLF")
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                     COMMON
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                        (TITLE OF CLASS OF SECURITIES)

                               ICN US 5916741060
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                                (CUSIP NUMBER)

      J.D. FINLEY, 1999 Broadway, #2435, Denver, CO. 80202, (303) 294-9300
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

         SEPTEMBER 17, 19, 22, AND 25, AND OCTOBER 9, 10, AND 13, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  ICN US 5916741060    SCHEDULE 13D   Page          of           Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          JOHN W. MC CALL, ET AL., INVESTMENT GROUP
          ---------------------------------------------------------------------


  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

                  PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

                 USA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      379,500
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     379,500
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                    379,500
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

                    9.67 Percent
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

                    Group, composed of individuals
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

AMENDMENT NO. 2 TO SCHEDULE 13 D

  EXCEPT AS STATED HEREINBELOW, ALL INFORMATION CONTAINED IN THE SCHEDULE 13 D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION OR ABOUT APRIL 23, 1997, AS AMENDED BY AMENDMENT NO. 1, DATED JUNE 19, 20, 1997, REMAINS CURRENT.

ITEM 2.  IDENTITY AND BACKGROUND

                 In addition to those persons listed on the original
Schedule 13 D, and Amendment No. 1 thereto, the following persons are members of the group.

         25.     (a)      Dr. Kenneth B. Teakle
                 (b)      3158 Somerset Place, Lafayette, CA. 94549
                 (c)      Dentist, 1479 Ignacio Valley Rd., #203
                          Walnut Creek, CA. 94598
                 (d)      No
                 (e)      No
                 (f)      U.S.A.

         26.     (a)      Durwood Zedd
                 (b)      2360 Pacific Ave., #401, San Francisco, CA. 94115
                 (c)      Personal Trainer, (same address as above)
                 (d)      No
                 (e)      No
                 (f)      U.S.A.

         27.     (a)      Timothy Quick
                 (b)      11233 Tierrasanta Blvd., #67, San Diego, CA. 94124
                 (c)      Chemical Engineer, Cosmederm Technology,
                          3252 Holiday Ct., #226, La Jolla, CA. 92037
                 (d)      No
                 (e)      No
                 (f)      U.S.A.

         28.     (a)      Dr. Paul Goldsmith
                 (b)      10 Kent Way, Mill Valley, CA. 94941
                 (c)      Endocrinologist, U.C.S.F. Medical School,
                          San Francisco, CA. 94133
                 (d)      No
                 (e)      No
                 (f)      U.S.A.










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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         3.      Mildred D. Ducate.        Ducate Family Trust #A,

                 $102,213.00; Ducate Family Trust #B, $100,025.00.

         5.      John A. Spitler and Marguerite Spitler.  John A. and

                 Marguerite L. Spitler Trust.  $207,026.00.

         8.      Steve D. Burningham and Lisa P. Burningham. Burningham

                 Family Trust.  $165,169.00

         19.     Brooke Hamlin.  Gordon & Rees Pension Fund.  $6,588.00

         20.     Sandra Marrujo.  Gordon & Rees Pension Fund. $8,045.00

         25.     Dr. Kenneth B. Teakle.  Personal funds.     $4,994.00.

         26.     Durwood Zedd.    Personal funds.  $4,370.00.

         27.     Timothy Quick.    Personal funds.  $5,463.00.

         28.     Dr. Paul Goldsmith.  Personal funds.  $14,549.00.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         a.

         1.      Irwin Bafigo.  50,000 shares.  1.275 percent of

                 Issuer's total outstanding common shares (believed to

                 be 3,922,539 as of August 12, 1997).

         2.      Raymond Guerra.  10,000 shares.  0.255 percent.

         3.      Mildred D. Ducate.  70,000 shares.  1.785 percent.

         4.      James Burney and Katherine Burney.  3,500 shares.

                 0.089 percent





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         5.      John A. Spitler and Marguerite Spitler.  70,000 shares.

                 1.785 percent.

         6.      Maurine S. Anderson.  Anderson Trust.  400 shares.

                 0.010 percent.

         7.      Steve D. Burningham and Lisa P. Burningham.  68,500

                 shares.  1.746   percent.

         8.      Helen E. McDonald.  2,000 shares.  0.051 percent.

         9.      Katherine McDonald.  2,000 shares.  0.051 percent.

         10.     Donald Lovasik.  2,000 shares.  0.051 percent.

         11.     Sandra D. Garren.  450 shares.  0.011 percent.

         12.     Richard M. Garren.  150 shares.  0.004 percent.

         13.     Jacob E. Bluth.  400 shares.  0.010 percent.

         14.     Dr. Michael N. Cowan.  2,000 shares.  0.051 percent.

         15.     John W. McCall.  No shares.  0.000 percent.

         16.     Margaret Moore.  15,000 shares.  0.382 percent.

         17.     Jerry Ivy.  38,000 shares.  0.969 percent.

         18.     Wilbert Kellner.  3,000 shares.  0.076 percent.

         19.     Brooke Hamlin.  3,500 shares.  0.089 percent.

         20.     Sandra Marrjuo.  3,800 shares.  0.097 percent.

         21.     Daniel McCall.  10,000 shares.  0.270 percent.

         22.     Armando and Maria Jimenez.  2,000 shares.  0.051

                 percent.

         23.     Daryush Moassessi.  6,500 shares.  0.166 percent.













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         24.     Mary Bazlamit.  1,300 shares.  0.033 percent.

         25.     Dr. Kenneth B. Teakle.  2,500 shares.  0.064 percent.

         26.     Durwood Zedd.  2,000 shares.  0.051 percent.

         27.     Timothy Quick.  5,000 shares.  0.127 percent.

         28.     Dr. Paul Goldsmith.  5,500 shares.  0.140 percent.




         c. In addition to the shares reported in Schedule 13 D and Amendment 1 thereto, the following persons listed in Amendment No. 1 acquired the following additional shares, at the dates and prices listed:

              Steve D. Burningham and Lisa P. Burningham acquired 27,500 shares on June 19, 1997, at a price of approximately $1.82 per share.

              John A. Spitler and Marguerite Spitler acquired 5,000 shares on September 19, 1997 at a price of $2.313 per share, 5,000 shares on October 9, 1997 at $2.06 per share, 2,500 shares on October 10, 1997 at $2.25 per share, and 2,500 shares on October 13, 1997 at 2.31 per share;

              Mildred Ducate acquired 10,000 shares on September 22, 1997 at a price of $2,563 per share.

              Sandra Marrujo acquired 2,000 shares on September 17, 1997 at a price of $2.313 per share.





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              Brooke Hamlin acquired 500 shares on September 17, 1997 at a price of $2.125 per share.

The shares owned by Teakle, Zedd, and Quick were acquired on September 17, 1997, at prices ranging from $1.938 to $2.128 per share. The shares owned by Goldsmith were acquired on September 22 and 25, 1997, at prices ranging from $2.563 to $2.625 per share. All transactions were effected by John W. McCall.


JOINT STATEMENT

              The undersigned agree that this statement is filed on behalf of each of them.

























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SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.



                                              Steve D. Burningham
09/28/97                                      Lisa Burningham
-----------------------                       ------------------------------
(Date)                                        (Signature)

                                              The Burningham Family Trust
                                              ------------------------------
                                              (Name)





























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SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.
                                              John A. Spitler TTE
9/20/97                                       Marguerite L. Spitler TTE
-----------------------                       ------------------------------
(Date)                                        (Signature)


                                              Spitler Family Trust
                                              ------------------------------
                                              (Name)

SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

Sept. 25, 1997                                Mildred Ducate
-----------------------                       ------------------------------
(Date)                                        (Signature)

                                              Mildred Ducate
                                              ------------------------------
                                              (Name)

SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

10-6-97                                       Sandra C. Marrujo
-----------------------                       ------------------------------
(Date)                                        (Signature)

                                              Sandra C. Marrujo
                                              ------------------------------
                                              (Name)

SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

10-6-97                                       Brooke F. Hamlin
-----------------------                       ------------------------------
(Date)                                        (Signature)

                                              Brooke F. Hamlin
                                              ------------------------------
                                              (Name)























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
SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

September 23, 1997                            Ken B. Teakle
-----------------------                       ------------------------------
(Date)                                        (Signature)


                                              Ken B. Teakle
                                              ------------------------------
                                              (Name)

























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SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

10-6-97                                       Durwood Zedd
-----------------------                       ------------------------------
(Date)                                        (Signature)


                                              Durwood Zedd
                                              ------------------------------
                                              (Name)


























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SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

Oct. 6, 1997                                  Timothy W. Quick
-----------------------                       ------------------------------
(Date)                                        (Signature)


                                              Timothy W. Quick
                                              ------------------------------
                                              (Name)






















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SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information concerning the undersigned set forth in this statement is complete and correct.

9-24-97                                       Paul C. Goldsmith
-----------------------                       ------------------------------
(Date)                                        (Signature)


                                              Paul C. Goldsmith
                                              ------------------------------
                                              (Name)























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